Exhibit 99.3

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of March 13, 2019, is entered into by and among DBSI Investments Ltd., an Israeli company (“Shareholder”), in its capacity as a shareholder of Pointer Telocation Ltd., a public company limited by shares formed under the laws of the State of Israel (the “Company”), the Company, I.D. Systems, Inc,, a Delaware corporation (“Infiniti”) and ABRY Senior Equity V, L.P., a Delaware limited partnership, and ABRY Senior Equity Co-Investment Fund V, L.P., a Delaware limited partnership (collectively, “Audi”). Shareholder, the Company, Infiniti and Audi are referred to herein together as the “Parties” and each as a “Party.” Capitalized terms used herein but not otherwise defined herein have the meanings assigned to such terms in the Merger Agreement (as defined below).

WHEREAS, Shareholder owns of record and beneficially the number of Ordinary Shares of the Company set forth on Schedule A hereto (such Company Ordinary Shares held by Shareholder together with any other Company Ordinary Shares acquired by Shareholder after the date hereof and during the Term (as defined below) being collectively referred to herein as the “Subject Shares”);

WHEREAS, Shareholder owns of record and beneficially the number of Company Options and Company RSUs, and other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase, or exercisable for or convertible into Company Ordinary Shares or other equity securities set forth on Schedule B hereto (such Company Options, Company RSUs and other such securities held by Shareholder together with any other Company Options, Company RSUs or other such securities of the Company acquired by Shareholder after the date hereof and during the Term being collectively referred to herein as the “Other Shares,” and together with the Subject Shares, the “Company Shares”);

WHEREAS, simultaneously with the execution of this Agreement, PowerFleet, Inc., a Delaware corporation and, as of the date hereof, a wholly-owned subsidiary of Infiniti (“Parent”), Infiniti, Porsche Holdco, Porsche Merger Sub and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented in accordance with its terms, the “Merger Agreement”), pursuant to which, among other things, Porsche Holdco will acquire the Company for consideration consisting of cash and shares of Parent Common Stock, on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”);

WHEREAS, simultaneously with the execution and delivery of the Merger Agreement, Infiniti, Parent, PowerFleet US Acquisition Inc., a Delaware corporation and, as of the date hereof, a wholly-owned subsidiary of Parent (“Infiniti Merger Sub”), and the Investors set forth on Schedule I affixed thereto (each being an affiliated fund of Audi), are entering into an Investment and Transaction Agreement, dated as of the date hereof (as the same may be amended or supplemented in accordance with its terms, the “Investment Agreement”), pursuant to which, among other things, (i) Infiniti will reorganize into a new holding company structure by merging Infiniti Merger Sub with and into the Company (the “Infiniti Merger”), with Infiniti surviving as a wholly-owned subsidiary of Parent and (ii) Parent will issue and sell to the Investors, and the Investors will purchase from Parent, the Investment Shares (as defined in the Investment Agreement), in each case, on the terms and subject to the conditions set forth in the Investment Agreement;

WHEREAS, the Boards of Directors of the Company has unanimously approved and declared advisable and in the best interests of the Company and its shareholders, the Merger Agreement, the Merger and other Transactions; and

WHEREAS, as a condition, and as a material inducement, to their willingness to enter into the Merger Agreement and/or the Investment Agreement (as applicable), Infiniti and the Investors have required that certain shareholders of the Company, including Shareholder, each execute and deliver a voting and support agreement, in the form and substance of this Agreement, simultaneously with the execution and delivery of the Merger Agreement and the Investment Agreement. In addition, the Shareholder understands and acknowledges that Infiniti, Audi and the Investors are entitled to rely on (i) the truth and accuracy of the Shareholder’s representations and warranties contained herein and (ii) the Shareholder’s performance of the obligations set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, and as a material inducement to Infiniti and the Investors entering into the Merger Agreement and/or the Investment Agreement (as applicable), the Parties agree as follows:

1.                   Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to the Company, Infiniti and Audi as follows:

(a)                Authority; Execution and Delivery; Enforceability.

(i)                  Shareholder has all requisite power, authority and legal capacity to enter into, execute and deliver this Agreement and to perform the obligations to be performed by Shareholder hereunder and consummate the transactions contemplated hereby. The execution and delivery by Shareholder of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Shareholder. Shareholder has duly executed and delivered this Agreement, and this Agreement constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency, and other similar Laws affecting the rights and remedies of creditors generally and general principles of equity.

(ii)                The execution, delivery and performance by Shareholder of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any breach of, require the consent, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Shareholder under, any provision of any contract or agreement to which Shareholder is a party or by which any properties or assets of Shareholder are bound or any provision of any Order or Law applicable to Shareholder or the properties or assets of Shareholder.

(iii)              No consent or approval of, or registration, declaration or filing with, any Governmental Authority or other Person is required to be obtained or made by or with respect to Shareholder in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than the filing with the SEC of any Schedules 13D or 13G or amendments to Schedules 13D or 13G and filings under Section 16 and Section 14 (as applicable) of the Exchange Act, as may be required in connection with this Agreement.

(b)                Company Shares.

(i)                  Shareholder is the record and beneficial owner of and has good and marketable title to the Company Shares, free and clear of all Liens and any other material limitation or restriction (including any restriction on the right to vote or otherwise transfer of the Subject Shares) other than pursuant to this Agreement and, with respect to Other Shares, the Company Share Plans and except for such transfer restrictions of general applicability as may be provided under the Securities Act, “blue sky” laws or applicable other securities laws.  Shareholder does not own, of record or beneficially, any shares of capital stock of the Company, or other rights to acquire shares of capital stock of the Company, in each case, other than the Company Shares. Shareholder has the sole right to dispose of the Company Shares, and none of the Company Shares are subject to any pledge, disposition, transfer or other agreement, arrangement or restriction, except as contemplated by this Agreement.

(ii)                Shareholder has the sole right to vote the Subject Shares, and none of Shareholder’s Subject Shares is subject to any proxy, voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares (other than this Agreement).

(iii)              Shareholder has not entered into or agreed to enter into any option (other than with respect to the Other Shares), call, put, derivative, hedging, swap, forward or other similar arrangement in respect of Company Ordinary Shares, and has no agreement, arrangement or understanding with respect to any of the foregoing.

(c)                Company Acquisition Proposals. Shareholder is not currently engaged in any discussions or negotiations with any Person (other than Infiniti and the other parties to the Merger Agreement) regarding any Company Acquisition Proposal.

(d)       Legal Proceedings. There is no pending or, to the knowledge of Shareholder, threatened in writing, Proceeding against Shareholder that could reasonably be expected to prevent or delay Shareholder’s performance under this Agreement.

2.                   Covenants of Shareholder. Shareholder covenants and agrees as follows, during the Term:

(a)                Voting of Shares.

(i)                  At the Company Shareholders’ Meeting, and at any adjournment or postponement thereof, and in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger Agreement, the other Transaction Documents or any of the Transactions is sought, Shareholder shall, including by executing a written consent solicitation if requested by the Company or Infiniti, vote (or cause to be voted), in person or by proxy, the Subject Shares in favor of (i) granting the Company Shareholder Approval, (ii) any matter or transaction that would reasonably be expected to facilitate, or that otherwise arises in connection with, the Merger, including, without limitation, matters related to compensation or treatment of equity of directors and officers of Porsche which the Company supports and (iii) any proposal to adjourn the Company Shareholders’ Meeting which the Company supports.

(ii)                At every meeting of shareholders of the Company or at any adjournment or postponement thereof and in any other circumstances upon which Shareholder’s vote, consent or other approval (including by written consent) is sought, Shareholder shall vote (or cause to be voted) the Subject Shares against any (i) Company Adverse Recommendation Change, (ii) Company Acquisition Proposal or Company Superior Proposal, (iii) action, proposal, transaction or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or any of the Company’s Affiliates under the Merger Agreement, and (iv) amendment of the Company’s Memorandum of Association or Articles of Association or other action, proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other action, proposal or transaction would reasonably be expected to impede, interfere with, delay, frustrate, prevent or nullify any provision of the Investment Agreement, the Merger Agreement or any other Investment Documents or Transaction Documents, inhibit the timely consummation of the Investment Transactions or Transactions or change in any manner the voting rights of any class of share capital of the Company. Shareholder shall not commit or agree to take any action inconsistent with the foregoing.

(b)                Reserved.

(c)                Transfers. Shareholder shall not, (i) directly or indirectly offer, sell (including short sales), transfer, tender, assign, exchange, pledge, encumber or otherwise dispose of (including by gift, merger or operation of law) (collectively, “Transfer”), or enter into any contract, option, derivative, hedging, swap, forward or other agreement, understanding or other arrangement (including any profit sharing arrangement) with respect to a Transfer of, any of the Company Shares, or any interest therein, to any Person, (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any of the Subject Shares, (iii) grant any proxies or powers of attorney with respect to any or all of the Subject Shares, (iv) agree to divest itself of any voting rights in the Subject Shares or (v) commit or agree to take any of the foregoing actions. Shareholder agrees that any Transfer of Subject Shares not permitted hereby shall be null and void ab initio and that any such prohibited Transfer may and should be enjoined. If any involuntary Transfer of any of the Company Shares occurs (including, but not limited to, a sale by Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Company Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect for the Term. The Company agrees that if Shareholder attempts to Transfer, vote or provide any other Person with the authority to vote any of the Company Shares other than in strict compliance with this Agreement, the Company shall not (x) permit any such Transfer on the Company’s books and records, (y) issue a new certificate or instrument representing any of the Company Shares or permit any book entries for any such Transfer with respect to any Company Shares that are in uncertificated form or (z) record such vote, in each case, unless and until Shareholder shall have complied with the terms of this Agreement.

(d)                Other Offers. Shareholder shall not engage, nor shall Shareholder authorize or permit any investment banker, attorney, accountant or other representative or agent (collectively, the “Shareholder Representatives”) of Shareholder to engage, directly or indirectly, in any of the following actions: (i) initiate, solicit or knowingly encourage a Company Acquisition Proposal; (ii) furnish to any Person (other than the Investors and Infiniti, Audi and their respective affiliates and representatives) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Infiniti, Audi, the Investors and their respective affiliates and representatives) access to the properties, books, records or other non-public information of the Company or any of its Subsidiaries, in any such case, with the intent to induce the making, submission or announcement of, or the intent to encourage, a Company Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to a Company Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person with respect to a Company Acquisition Proposal; or (iv) enter into or accept any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar document or agreement relating to a Company Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by any Affiliate of Shareholder or by a Shareholder Representative or any of its Affiliates shall be deemed to be a breach of this Section 2(d) by Shareholder. For the avoidance of doubt, nothing in this Section 2(d) shall limit or affect any actions or omissions taken by Shareholder in its capacity as a director or officer of the Company and no such actions or omissions shall be deemed a breach of this Section 2(d).

(e)                Voting Trusts. Shareholder agrees that it will not, nor will it permit any entity under its control to, deposit any of the Subject Shares in a voting trust or subject any of the Subject Shares to any arrangement with respect to the voting of the Subject Shares other than as provided herein.

(f)                 Communications. Shareholder shall not, and shall not permit the Shareholder Representatives to, issue any press release or make any other public statement with respect to this Agreement, the Investment Agreement, the Merger Agreement, the other Investment Documents or Transaction Documents, any Company Acquisition Proposal, or any of the Investment Transactions or Transactions without the prior written consent of the Company, Infiniti and Audi, other than as required by the Exchange Act or any other applicable securities laws. Shareholder hereby (i) consents to and authorizes the publication and disclosure by Infiniti, Audi, Parent, Infiniti Merger Sub and the Company (including in any publicly filed documents relating to the Investment Transactions or Transactions) of: (x) Shareholder’s identity; (y) Shareholder’s beneficial ownership of the Company Shares; and (z) the nature of Shareholder’s commitments, arrangements and understandings under this Agreement, and any other information that Infiniti, Audi, Parent, Infiniti Merger Sub or the Company determines to be necessary in any SEC disclosure document, or any other disclosure document required under any applicable laws, in connection with the Investment Transactions or Transactions and (ii) agrees as promptly as practicable to notify Infiniti, Audi and the Company of any required corrections with respect to any written information supplied by Shareholder specifically for use in any such disclosure document.

(g)                No Limitation. Notwithstanding anything in this Agreement to the contrary, Shareholder shall not be limited or restricted in any way from taking any action (or failing to take any action) in good faith in his or her capacity as a director or officer of the Company (including to the extent permitted by the Merger Agreement), or in the exercise of his or her fiduciary duties in his or her capacity as a director or officer of the Company, and no action taken in good faith in any such capacity as an officer or director of the Company shall be deemed to constitute a breach of this Agreement; provided that any action so taken or omitted shall not relieve Shareholder from its obligations hereunder. All rights, ownership and economic benefits of and relating to the Company Shares shall remain vested in and belong to Shareholder, and, notwithstanding anything in this Agreement to the contrary, Shareholder shall not be limited or restricted in any way from voting in its sole discretion on any matter other than the matters referred to in Section 2(a) hereof.

(h)                Reserved.

(i)                 No Additional Consideration. Shareholder hereby acknowledges that it is familiar with and has reviewed the Investment Agreement and the Merger Agreement and understands that the only consideration such Shareholder is entitled to receive as a holder of Company Shares in connection with the Investment Transactions and Transactions is the consideration to be paid pursuant to the Merger Agreement and such Shareholder hereby consents to such consideration, including the amount and form thereof.

3.                   Termination. The term of this Agreement (the “Term”) shall begin on the date hereof and shall terminate upon the earliest to occur of (i) the mutual consent of the Parties set forth in a written instrument signed by each of the Parties, (ii) the Effective Time, (iii) the effectiveness of any amendment, modification or supplement to the Merger Agreement or waiver under the Merger Agreement, in each case, where such amendment, modification, supplement or waiver would decrease, or change the form of, the consideration to be received under the Merger Agreement by holders of the Company Shares, (iv) the occurrence of a Company Adverse Recommendation Change made by the Company Board in compliance with the terms of the Merger Agreement and (v) the termination of the Merger Agreement in accordance with its terms; provided, however, that (x) this Section 3 and Section 5 shall survive the termination of this Agreement and (y) the termination of this Agreement shall not relieve Shareholder from liability for its willful and material breach of any terms of this Agreement.

4.                   Further Assurances. Shareholder shall, from time to time, without payment of additional consideration, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company, Infiniti or Audi may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

5.                   General Provisions.

(a)                Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of the Company contemplated hereby, by written agreement of Infiniti, Audi and Shareholder at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that any amendment, modification or supplement that materially and adversely affects the rights of the Company, or materially increases the obligations of the Company, shall be made only with the approval of the Company.

(b)                Extension; Waiver. Subject to the remainder of this Section 5(b), at any time prior to the Closing, either Infiniti, Audi or Shareholder may, to the extent legally allowed (a) extend the time for the performance of any of the obligations or other acts of any other Party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by: (i) in the case of any such waiver or extension of which Shareholder is the beneficiary, each of Infiniti or Audi; (ii) in the case of any such waiver or extension of which Infiniti or Audi is the beneficiary, Audi or Infiniti, respectively, and, in each case, Shareholder; and (iii) in the case of any such waiver or extension of which the Company is the beneficiary, Shareholder, Infiniti and Audi. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by such Party, as the case may be, of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

(c)                Interpretation. Unless otherwise expressly provided, for purposes of this Agreement and any schedules attached hereto, the following rules of interpretation shall apply:

(i)                  The schedules to this Agreement are hereby incorporated and made a part hereof and is an integral part of this Agreement. Any capitalized terms used in such schedules but not otherwise defined therein shall be defined as set forth in this Agreement;

(ii)                Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa;

(iii)              The division of this Agreement into Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified;

(iv)               The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise expressly requires;

(v)                The word “including” or any variation thereof means “including, without limitation,” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; and

(vi)               The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d)                Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the Investment Transactions and Transactions, taken as a whole, are not affected in a manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties, as closely as possible in an acceptable manner in order that the Investment Transactions and Transactions be consummated as originally contemplated to the fullest extent possible.

(e)                Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic mail transmission (including in portable document format (pdf) or otherwise) or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

(f)                 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), transmitted by email (notice deemed given upon transmitter’s confirmation of delivery to recipient), or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 5(f)):

If to Audi:

Abry Partners
888 Boylston Street

Suite 1600

Boston, MA 02199
Attention: John Hunt
E-Mail: jhunt@abry.com

with a copy (which shall not constitute notice) to:

Lowenstein Sandler LLP
1251 Avenue of the Americas
New York, NY 10020
Attention: Steven E. Siesser, Esq.
E-mail: ssiesser@lowenstein.com

If to Infiniti:

I.D. Systems, Inc.
123 Tice Boulevard

Woodcliff Lake, NJ 07677
Attention: Chris Wolfe
E-Mail: cwolfe@id-systems.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attention: Jeffrey S. Spindler
E-mail: jspindler@olshanlaw.com

If to Company:

Pointer Telocation Ltd.

14 Hamelacha Street

Rosh Haayin 4809133

Israel

Attention: David Mahlab

E-Mail: Davidm@pointer.com

with a copy (which shall not constitute notice) to:

Zysman, Aharoni, Gayer & Co. (ZAG/S&W)
Beit Zion, 41-45 Rothschild
Blvd, Tel Aviv 6578401
Israel
Attention: Shy S. Baranov
Email: sbaranov@zag-sw.com

If to Shareholder:

to the address set forth on Shareholder’s signature page affixed hereto.

(g)                Entire Agreement; Third-Party Beneficiaries. This Agreement (a) constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof, and (b) is not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties and their respective successors and permitted assigns.

(h)                Governing Law; Exclusive Jurisdiction.

(i)                  Except with respect to matters arising under Section 2(a) and Section 2(c), solely to the extent that such matters relate to non-dispositive provisions of the ICL (as defined below), which will be exclusively governed by the ICL, this Agreement shall be governed and construed in accordance with the Law of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction that would result in the application of the Law of any other jurisdiction. The “ICL” shall mean the Israeli Companies Law, 5759-1999 (including those portions of the Israeli Companies Ordinance [New Version] 5743-1983 that continue to be in effect) and the regulations promulgated thereunder, as amended.

(ii)                With respect to any matter governed by the laws of the State of Delaware pursuant to Section 5(h)(i), the Parties hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware, or if such federal court does not have jurisdiction, any court of the State of Delaware having jurisdiction in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims with respect to such Proceeding shall be heard and determined in such courts. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 5(f) or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

(iii)              With respect to any matter governed by the laws of the State of Israel pursuant to Section 5(h), the Parties hereby irrevocably submit to the exclusive jurisdiction of any court of competent jurisdiction sitting in Tel Aviv Jaffa, Israel, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims with respect to such Proceeding shall be heard and determined in such courts. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 5(f) or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

(iv)               Each Party hereby irrevocably consents and agrees that all costs, expenses and fees (including legal and any other professional fees) incurred by a party prevailing in any court, in Proceedings brought under this Section 5(h) (including by way of another party withdrawing its claim prior to any judicial decision or award) shall be paid by the other party in full within 30 days of submission by the prevailing party of valid invoices evidencing such costs. For the purpose of this Section 5(h)(iv), a party shall be considered, on the one hand, the Company and/or any of its Subsidiaries and, on the other hand, Infiniti and/or any of its Subsidiaries and/or Audi.

(v)                Each Party hereby irrevocably consents and agrees, for the benefit of each other party, that any legal action, suit or proceeding against it with respect to the confirmation and/or enforcement of an award rendered in a Delaware court or Tel Aviv court, as applicable, pursuant hereto (an “Award”) may be brought in the courts of Israel, Delaware or any court in a jurisdiction where the assets of such party are located, and hereby irrevocably accepts and submits to the non-exclusive jurisdiction of each such court with respect to any such action, suit or proceeding to confirm or enforce an Award. Each Party waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings brought in any such court to confirm an Award and hereby further waives and agrees not to plead or claim in any such court that any such action or proceeding brought therein has been brought in an inconvenient forum.

(i)                 Binding Effect; Assignment. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Party, and any such assignment without such consent shall be null and void; provided, however, that Audi may assign, or may cause its permitted Affiliates to assign, this Agreement to any entity in accordance with the procedures set forth in the following sentence. Audi and/or the Company may assign (without Shareholder’s consent) this Agreement and any or all of its respective rights or obligations hereunder to any of its respective Affiliates or to any lender to the Company or any of its Subsidiaries.

(j)                 Remedies. The Parties agree that irreparable damage would occur in the event that any term or provision of this Agreement was not performed by any Party in accordance with the terms hereof and that each Party shall be entitled to (after obtaining the appropriate court order pursuant to this Section 5(j)) an injunction or injunctions to prevent breaches of this Agreement or specific performance of the terms and provisions hereof, in addition to any other remedies to which Infiniti, Audi or Shareholder is entitled at law or in equity, in each case without the requirement of posting any bond or other type of security or proving the adequacy or inadequacy of damages or remedies at Law. Each of the Parties hereby agrees not to raise any objection or legal or equitable defense to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by another Party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of another Party under this Agreement. Notwithstanding anything to the contrary herein, any Party’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such Party may be entitled at law or in equity, including the right to pursue remedies for liabilities or monetary damages incurred or suffered by such Party.

[Signature Pages Follow]

IN WITNESS WHEREOF, each Party has duly executed this Agreement as of the date first written above.

I.D. SYSTEMS, INC.

By:	/s/ Chris Wolfe
Name: Chris Wolfe
Title: Chief Executive Officer

[signature page to voting and support agreement]

IN WITNESS WHEREOF, each Party has duly executed this Agreement as of the date first written above.

ABRY SENIOR EQUITY V, L.P.

By:	/s/ John Hunt
Name: John Hunt
Title: Managing Partner

[signature page to voting and support agreement]

IN WITNESS WHEREOF, each Party has duly executed this Agreement as of the date first written above.

ABRY SENIOR EQUITY V, L.P.

By:	/s/ John Hunt
Name: John Hunt
Title: Managing Partner

[signature page to voting and support agreement]

IN WITNESS WHEREOF, each Party has duly executed this Agreement as of the date first written above.

ABRY SENIOR EQUITY CO-INVESTMENT
FUND V, L.P.

By:	/s/ John Hunt
Name: John Hunt
Title: Managing Partner

[signature page to voting and support agreement]

IN WITNESS WHEREOF, each Party has duly executed this Agreement as of the date first written above.

POINTER TELOCATION LTD.

By:	/s/ Yossi Ben Shalom
Name: Yossi Ben Shalom
Title: Chairman of the Board of Directors

By:	/s/ David Mahlab
Name: David Mahlab
Title: President and Chief Executive Officer

[signature page to voting and support agreement]

IN WITNESS WHEREOF, each Party has duly executed this Agreement as of the date first written above.

DBSI INVESTMENTS LTD.

By:	/s/ Yossi Ben Shalom
Name: Yossi Ben Shalom
Title: Director

By:	/s/ Nir Cohen
Name: Nir Cohen
Title: Chief Financial Officer

Israel
Print jurisdiction of organization of entity

Address:
DBSI Investments Ltd.
85 Medinat Ha-Yehudim St.
Hertzliya 4676670, Israel
Attention: Nir Cohen
E-mail: ncohen@dbsi.co.il

[signature page to voting and support agreement]

SCHEDULE A

Shareholder	Number of Subject Shares
DBSI Investments Ltd.	1,491,250

[Schedule a to voting and support agreement]

SCHEDULE B

Shareholder	Number of Company Options	Number of Company RSUs
DBSI Investments Ltd.	0	0

[Schedule b to voting and support agreement]